

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2021

John Merris
Chief Executive Officer
Solo Brands, Inc.
1070 S. Kimball Ave. Ste 121
Southlake, TX 76092

> **Re: Solo Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 4, 2021**
> **File No. 333-260026**

Dear Mr. Merris:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1.　　We have issued numerous comments on the topic of the Tax Receivable Agreement, the core of which have consistently addressed the need for prominent, descriptive, and quantifiable disclosure of how the TRA confers significant economic benefits to the pre-IPO owners, redirects cash flows to the TRA participants at the expense of the rest of your shareholders, and materially affects your liquidity. Please enhance or replace the new cover page disclosure, provided in response to comment 1, with information that directly addresses these topics and avoids vague references to tax benefits associated with an "Up-C" structure.

<u>Unaudited Pro Forma Consolidated Financial Information, page 82</u>

2. We note multiple references to stock based compensation that will be modified or granted in connection with the offering in the Executive Compensation discussion beginning on page 141. In this regard, please tell us whether as a result of the transactions or the offering, any stock based compensation subject to conversion, modification, or any new grants will have material amounts of compensation expense that should be reflected in your pro forma financial statements. To the extent you expect material amounts of compensation expense, revise the pro forma financial statements accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at 202-551-3624 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-3397 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ian D. Schuman